Exhibit 4.3

DESCRIPTION OF EVERSPIN TECHNOLOGIES, INC. COMMON STOCK

The following is a description of the common stock, $0.0001 par value (the “Common Stock”), of Everspin Technologies, Inc. (the “Company”), which is the only security of the Company registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

General

The Company is authorized to issue up to 100,000,000 shares of Common Stock. The following description summarizes selected information regarding the Common Stock, as well as relevant provisions of (i) the Company’s Amended and Restated Certificate of Incorporation, as amended and currently in effect (as so amended, the “Certificate of Incorporation”), (ii) the Company’s Amended and Restated Bylaws, as currently in effect (the “Bylaws”), and (iii) the Delaware General Corporation Law (the “DGCL”). The following summary description of the Common Stock of the Company is qualified in its entirety by reference to the provisions of the Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to the Company’s periodic reports under the Exchange Act, and the applicable provisions of the DGCL.

Common Stock

Voting Rights. Each holder of Common Stock is entitled to one vote for each share of Common Stock held on all matters submitted to a vote of stockholders, except as otherwise expressly provided in the Certificate of Incorporation or required by applicable law. Cumulative voting for the election of directors is not provided for in the Certificate of Incorporation, which means that the holders of a majority of the shares of Common Stock can elect all of the directors then standing for election.

Dividends and Distributions. Subject to preferences that may apply to any shares of convertible preferred stock outstanding at the time, the holders of outstanding shares of Common Stock are entitled to receive dividends out of funds legally available at the times and in the amounts that the Company’s Board of Directors (the “Board”) may determine.

Liquidation Rights. Upon the liquidation, dissolution or winding-up of the Company, the assets legally available for distribution to the holders of Common Stock would be distributable ratably among the holders of Common Stock and any participating convertible preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding shares of convertible preferred stock and payment of other claims of creditors.

The rights, preferences, and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of convertible preferred stock that the Board may designate and issue in the future.

Preemptive or Similar Rights. The Common Stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions.

Anti-takeover Effects of Provisions of the Certificate of Incorporation and Bylaws and Delaware Law

Certificate of Incorporation and Bylaws Provisions.  Because holders of Common Stock do not have cumulative voting rights, stockholders holding a majority of the voting power of the shares of Common Stock outstanding are able to elect all of the Company’s directors. The Certificate of Incorporation and amended and restated bylaws provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by consent in writing. A special meeting of stockholders may be called only by a majority of the whole Board, the chair of the Board, or the Company’s chief executive officer.

The Certificate of Incorporation further provides that the affirmative vote of holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then outstanding shares of voting stock, voting as a single class, is required to amend certain provisions of the Certificate of Incorporation, including provisions relating to the size of the board, removal of directors, special meetings, actions by written consent and cumulative voting. The affirmative vote of holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then outstanding shares of voting stock, voting as a single class, is required to amend or repeal the Bylaws, although the Bylaws may be amended by a simple majority vote of the Board.

The foregoing provisions make it more difficult for existing stockholders to replace the Board as well as for another party to obtain control of the Company by replacing the Board. Since the Board has the power to retain and discharge the Company’s officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for the Board to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change the control of the Company.

These provisions are intended to enhance the likelihood of continued stability in the composition of the Board and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of the Company. These provisions are also designed to reduce the Company’s vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy rights. However, these provisions could have the effect of discouraging others from making tender offers for shares of Common Stock and may have the effect of deterring hostile takeovers or delaying changes in control of the Company or the Company’s management. As a consequence, these provisions also may inhibit fluctuations in the market price of the Common Stock that could result from actual or rumored takeover attempts.

The Certificate of Incorporation provides that stockholder litigation alleging certain claims against the Company or the Board may only be brought in the courts located within the State of Delaware.

Delaware Law. The Company is governed by the provisions of Section 203 of the DGCL regulating corporate takeovers. This section prevents some Delaware corporations from engaging, under some circumstances, in a business combination, which includes a merger or sale of at least 10% of the corporation’s assets with any interested stockholder, meaning a stockholder who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of the corporation’s outstanding voting stock, unless:

•	the transaction is approved by the board of directors prior to the time that the interested stockholder became an interested stockholder;
•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

subsequent to such time that the stockholder became an interested stockholder the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. The Company has not opted out of these provisions. As a result, mergers, or other takeover or change in control attempts of the Company may be discouraged or prevented.